

October 26, 2015

Via E-mail
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Westwood Business Center
611 South Main Street
Grapevine, Texas 76051

> **Re: Heyu Leisure Holidays Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 6, 2015**
> **File No. 333-201986**

Dear Mr. Ang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2015 letter.

General

1. We note your response to comment 1 of our letter dated August 17, 2015. The offering appears to be an indirect primary offering by the company through the selling shareholders. As such, the selling shareholders are identified as underwriters. For this reason the offering price of the shares must be fixed *for the duration of the offering*. Please revise your disclosure accordingly to fix the price for the duration of the offering.

Plan of Operations

Business Plan and Potential Acquisition, page 25

2. We note your response to comment 5. Based upon your response and disclosure on pages 25 and 26, it appears that the acquisition of Xiamen Yuan Bo Bay Hot Springs Hotel is *probable* and significant at the greater than 40% level. Therefore, it appears that audited financial statements are required in accordance with Rule 8-04 of Regulation S-X, even though the acquisition has not yet been completed. Please file the required financial statements in your next amendment, or tell us why you believe they are not required under Rule 8-04.

Financial Statements Heyu Leisure Holidays Corporation for the quarterly period ended March 31, 2015

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 16

3. We note your response to comment 13. However, we note that your financial statements for the quarterly period ended March 31, 2015 continue to include a pro forma balance sheet as of December 31, 2014 and a pro forma statement of operations for the six months ended June 30, 2014 on pages 16 and 17, respectively. Please advise and refer to Rule 11-02(c) of Regulation S-X.

Financial Statements Heyu Leisure Holidays Corporation for the quarterly period ended June 30, 2015

Condensed Consolidated Balance Sheets, page 3

4. We note your response to comment 11. However, it appears that you have continued to present a pro forma balance sheet as of December 31, 2014 in your financial statements for the quarterly period ended June 30, 2015. Please amend your interim financial statements to include a balance sheet as of December 31, 2014 that is consistent with your audited balance sheet presented elsewhere in the filing. This comment also applies to the financial statements for the quarterly period ended March 31, 2015, to the extent that you continue to present those financial statements.

Condensed Consolidated Statement of Operations, page 4

5. We note your response to comment 12. However, it appears that you have continued to present pro forma statements of operations and cash flows for the three and six months ended June 30, 2014. Please amend your registration statement to provide your historical GAAP financial statements for the three and six months ended June 30, 2014. This comment also applies to the comparative financial statements included for the quarterly period ended March 31, 2015, to the extent that you continue to present those financial statements.

Heyu Leisure Holiday Corp Unaudited Pro Forma Condensed Statement of Operation for the Twelve Months Ended December 31, 2014

6. We note your response to comment 14. Please revise the pro forma statement of operations to reflect the audited historical statements of operations of Heyu Capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Senior Attorney, at (202) 551-3215 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Via E-mail
        Anthony A. Patel